SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

__________________________

RIMAGE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

__________________________

766721104

(CUSIP Number of Class of Securities (Common Stock))*

__________________________

Sherman L. Black

Chief Executive Officer

Rimage Corporation

7725 Washington Avenue South

Minneapolis, MN 55439

(952) 683-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

___________________________

Copies to:

April Hamlin

Charles P. Moorse

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

___________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$3,866,861.44	$527.44
(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 422,377 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of August 1, 2013 using a price per share of $9.155, the average of the Company’s high and low trading prices on this date.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $527.44

Form or Registration No.: 005-48436

Filing Party: Rimage Corporation

Date Filed: August 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

* Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

Explanatory note

This Amendment No. 1 amends and supplements the Schedule TO filed on August 6, 2013 (the “Original Schedule TO”), relating to an offer by Rimage Corporation (the “Company”) to Eligible Employees to exchange some or all of their outstanding Eligible Options for New Options to be issued under the Company’s Second Amended and Restated 2007 Stock Incentive Plan on the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013 filed as an exhibit to the Original Schedule TO (the “Original Offer to Exchange”), as supplemented by the Supplement to the Offer to Exchange dated August 20, 2013 (the “Supplement” and, together with the Original Offer to Exchange, the “Offer to Exchange”).

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Exchange. This Amendment should be read together with the Original Schedule TO, as amended hereby, and the Original Offer to Exchange, as amended hereby.

*      *      *

Item 4.	Terms of the Transaction.
A.	Material Terms.

The information set forth in the Supplement, which is Exhibit (a)(1)(I) to this Amendment No. 1, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
A.	Agreements Involving the Subject Company’s Securities.

The information set forth in the Supplement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
C.	Plans.

The information set forth in the Supplement is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
B.	Conditions.

The information set forth in the Supplement is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
B.	Securities Transactions.

The information set forth in the Supplement is incorporated herein by reference.

Item 10.	Financial Statements.
A.	Financial Information.

The information set forth in the Supplement is incorporated herein by reference.

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Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 1 to Schedule TO is incorporated herein by reference

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

RIMAGE CORPORATION

By:	/s/ James R. Stewart
Name:	James R. Stewart
Title:	Chief Financial Officer

Date:   August 20, 2013

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EXHIBIT INDEX

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(B)	Cover Letter to Eligible Participants from Sherman L. Black dated August 6, 2013	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(C)	Email to Eligible Participants from Sherman L. Black dated August 6, 2013	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(D)	Election Form	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(D-1)	Amended and Restated Election Form	Filed herewith
(a)(1)(E)	Withdrawal Form	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(E-1)	Amended and Restated Withdrawal Form	Filed herewith
(a)(1)(F)	Form of Election Form Rejection Email	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(G)	Form of Reminder Email	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(H)	Form of New Option Grant Confirmation Email	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(a)(1)(I)	Supplement dated August 20, 2013 to the Offer Exchange dated August 6, 2013	Filed herewith
(a)(1)(J)	Email to Eligible Participants from Sherman L. Black dated August 20, 2013	Filed herewith
(a)(2)	Not applicable	-
(a)(3)	Not applicable	-
(a)(4)	Not applicable	-
(a)(5)(A)	Rimage Corporation Annual Report on Form 10-K for the year ended December 31, 2012	Incorporated by reference to the filing of such report with the SEC on March 15, 2013 (File No. 000-20728).
(a)(5)(B)	Rimage Corporation Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2013	Incorporated by reference to the filing of such report with the SEC on May 9, 2013 (File No. 000-20728).
(b)	Not applicable	-
(d)(1)	Rimage Corporation Second Amended and Restated 2007 Stock Incentive Plan	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders held on May 11, 2011

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Exhibit Number	Description	Reference
(d)(2)	Rimage Corporation Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-127244)
(d)(3)	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Second Amended and Restated 2007 Stock Incentive Plan	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(d)(4)	Form of the Company’s Incentive Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(d)(5)	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Previously filed as an exhibit to the Original Schedule TO on August 6, 2013
(d)(6)	Registration Rights Agreement dated October 10, 2011 by and among Rimage Corporation and the Investors	Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated October 10, 2011
(d)(7)	Agreement dated March 18, 2013 among Rimage Corporation and Dolphin Limited Partnership III, L.P., Dolphin Associates III, LLC, and Dolphin Holdings Corp. III	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 18, 2013
(g)	Not applicable	-
(h)	Not applicable	-

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